SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                 TCI Music, Inc.
                                (Name of Issuer)


              Series A Convertible Preferred Stock, $.01 par value
                         (Title of Class of Securities)



                                   87229N 20 0
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  April 3, 1998
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ______

CUSIP No. 87229N 20 0

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors Partnership II, Ltd.
      Employer I.D. No.: 59-2881170

2.    Check the appropriate box if a member of a group*
                                                          (a) [X]
                                                          (b) [  ]

3.    SEC Use Only


4.    Source of Funds*

      00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6.    Citizenship or Place of Organization

      Florida

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         -0-
                                          8.     Shared Voting Power
                                                 -0-
                                          9.     Sole Dispositive Power
                                                 -0-
                                          10.    Shared Dispositive Power
                                                 -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                         [  ]

13.   Percent of Class Represented by Amount in Row (11)

         0%

14.   Type of Reporting Person*

      PN (Limited)

CUSIP No. 87229N 20 0

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors, Inc.
      Employer I.D. No.: 59-2827410

2.    Check the appropriate box if a member of a group*
                                                              (a) [X]
                                                              (b) [ ]

3.    SEC Use Only


4.    Source of Funds*

      00


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6.    Citizenship or Place of Organization

      Florida

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         5,435
                                          8.     Shared Voting Power
                                                 -0-
                                          9.     Sole Dispositive Power
                                                 5,435
                                          10.    Shared Dispositive Power
                                                 -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      5,435

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                             [  ]

13.   Percent of Class Represented by Amount in Row (11)

      .1%

14.   Type of Reporting Person*

      CO

CUSIP No. 87229N 20 0

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      J. Patrick Michaels, Jr.
      Social Security No.:  ###-##-####

2.    Check the appropriate box if a member of a group*
                                                              (a) [X]
                                                              (b) [ ]

3.    SEC Use Only


4.    Source of Funds*

      00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]


6.    Citizenship or Place of Organization

      United States

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         264,364
                                          8.     Shared Voting Power
                                                 -0-
                                          9.     Sole Dispositive Power
                                                 264,364
                                          10.    Shared Dispositive Power
                                                 -0-

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      264,364

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                         [  ]

13.   Percent of Class Represented by Amount in Row (11)

      15.2%

14.   Type of Reporting Person*

      IN

This Amendment No. 1 to the Schedule 13D filed on December 29, 1997 (the "Original Schedule 13D") is filed by CEA Investors Partnership II, Ltd. ("CEA II"), CEA Investors, Inc. ("CEA Investors") and J. Patrick Michaels, Jr. ("Michaels") primarily to reflect the distribution of shares of TCI Music Series A Convertible Preferred Stock ("Series A Convertible Preferred Stock") by CEA II to its partners. The Series A Convertible Preferred Stock was distributed on a pro rata basis to the partners in accordance with their respective limited partnership ownership interests. Capitalized terms used herein without definition which are defined in the Original Schedule 13D shall have the meanings set forth therein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The Filing  Persons'  response to Items 5(a), 5(b) and 5(c) of the Original
Schedule 13D is hereby supplemented and modified as follows:

(a) CEA Investors, as the sole general partner of CEA II, determined to distribute CEA II's 315,485 shares of Series A Convertible Preferred Stock received pursuant to the Merger to its partners. The 315,485 shares of Series A Convertible Preferred Stock were distributed April 3, 1998 on a pro rata basis to the partners in accordance with their respective limited partnership ownership interests. CEA Investors received 251,469 shares of Series A Convertible Preferred Stock as a result of the distribution. On April 27, 1998, CEA Investors transferred the 251,469 shares as a dividend to its sole stockholder, the J. Patrick Michaels, Jr. Family Trust (the "Michaels Trust").

On April 27, 1998, Burns transferred 700 shares of Series A Convertible Preferred Stock to the Michaels Trust as payment in full of a $15,000 balance outstanding under a promissory note issued by Burns to Michaels in March 1994.

On April 27, 1998, Thomas W. Cardy, as sole trustee of the Thomas W. Cardy Family Trust ("Cardy Trust"), transferred 1,750 shares of Series A Convertible Preferred Stock to the Michaels Trust as payment in full of a $37,500 balance outstanding under a promissory note issued by the Cardy Trust to Michaels in March 1994.

Following the distribution of the Series A Convertible Preferred Stock by CEA II to its partners, the transfer by CEA Investors to the Michaels Trust, and the transfers by Burns and the Cardy Trust to the Michaels Trust, CEA II beneficially owns no shares of Series A Convertible Preferred Stock, CEA Investors beneficially owns 5,435 shares of Series A Convertible Preferred Stock and Michaels beneficially owns 264,364 shares of Series A Convertible Preferred Stock. Based on information obtained from the Company and believed by the Filing Persons to be reliable, 18,098,983 shares of Series A Common Stock, 62,500,000 shares of Series B Common Stock and 1,742,484 shares of Series A Convertible Preferred Stock were outstanding as of March 31, 1998. Based on the foregoing,
(i) CEA II beneficially owns 0% of the outstanding Series A Convertible Preferred Stock, (ii) CEA Investors beneficially owns .1% of the outstanding Series A Convertible Preferred Stock and (iii) Michaels beneficially owns 15.2% of the outstanding Series A Convertible Preferred Stock.

Assuming conversion as of March 31, 1998 of all shares of Series A Convertible Preferred Stock beneficially owned by the Filing Persons into Series A Common Stock on a one-for-three basis, (i) CEA II would as of April 27, 1998 beneficially own 0% of the Series A Common Stock, (ii) CEA Investors would as of April 27, 1998 beneficially own approximately 0% of the Series A Common Stock, calculated in accordance with Rule 13d-3(d)(1), and (iii) Michaels would as of April 27, 1998 beneficially own 4.2% of the outstanding Series A Common Stock, calculated in accordance with Rule 13d-3(d)(1). However, the voting equity securities of the Company beneficially owned by each of CEA Investors and Michaels is less than 1% of the voting power of the Company's outstanding equity securities.

(b) As of April 27, 1998, CEA II has sole power to vote or direct the vote of no shares of Series A Convertible Preferred Stock, shared power to vote or direct the vote of no shares of Series A Convertible Preferred Stock, sole power to dispose or direct the disposition of no shares of Series A Convertible Preferred Stock, and shared power to dispose or direct the disposition of no shares of Series A Convertible Preferred Stock. As of April 27, 1998, CEA Investors has sole power to vote or direct the vote of 5,435 shares of Series A Convertible Preferred Stock, shared power to vote or direct the vote of no shares of Series A Convertible Preferred Stock, sole power to dispose or direct the disposition of 5,435 shares of Series A Convertible Preferred Stock, and shared power to dispose or direct the disposition of no shares of Series A Convertible Preferred Stock. As of April 27, 1998, Michaels has sole power to vote or direct the vote of 264,364 shares of Series A Convertible Preferred Stock, shared power to vote or direct the vote of no shares of Series A Convertible Preferred Stock, sole power to dispose or direct the disposition of 264,364 shares of Series A Convertible Preferred Stock, and shared power to dispose or direct the disposition of no shares of Series A Convertible Preferred Stock.

Burns may be deemed to be the beneficial owner of 5,435 shares of Series A Convertible Preferred Stock, with sole power to vote or direct the vote of no shares of Series A Convertible Preferred Stock, shared power to vote or direct the vote of 5,435 shares of Series A Convertible Preferred Stock, sole power to dispose or direct the disposition of no shares of Series A Convertible Preferred Stock, and shared power to dispose or direct the disposition of 5,435 shares of Series A Convertible Preferred Stock. Burns disclaims beneficial ownership of any shares of Series A Convertible Preferred Stock held by CEA Investors or Michaels.

(c) Except as set forth herein with respect to the distribution of the Series A Convertible Stock by CEA II to its partners, the transfer of 251,469 shares from CEA Investors to the Michaels Trust, and the transfer of an aggregate of 2,450 shares by Burns and the Cardy Trust to Michaels Trust, no transactions in the Series A Convertible Preferred Stock were effected by the Filing Persons or Burns during the past sixty days.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 27, 1998                    CEA INVESTORS PARTNERSHIP II, LTD.

                                        By: CEA Investors, Inc. its general
                                             partner

                                        By: /s/ David Burns
                                            -----------------------------------
                                            David Burns
                                            Title:  Executive Vice President


Date: April 27, 1998                    CEA INVESTORS, INC.

                                        By: /s/ David Burns
                                            -----------------------------------
                                            David Burns
                                            Title:  Executive Vice President

Date: April 27, 1998                    /s/ J. Patrick Michaels, Jr.
                                        -----------------------------------
                                        J. Patrick Michaels, Jr.